Form ATS-N draft filing for ATS-1 (MS Trajectory Cross)

Part Number	Item Number	Question	Answer
Part II	Item 1a	Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS? If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. Any sales or trading business in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order directly into ATS-1 or into Morgan Stanley algorithms, certain of which generate conditional indications (as described in Part III, Item 9(a)) in ATS-1 on behalf of such business units. Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1. Business units of the Broker-Dealer Operator can enter orders in Morgan Stanley algorithms, which in turn can result in conditional indications and/or orders being placed in ATS-1 on behalf of such business units on an agency, principal, or riskless principal basis. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product. - Core (Cash) Products (trading and market making related to domestic and international equities) - ETF (trading of domestic and international exchange traded funds and underlying equities) - Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures) - Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions) - ~~Automated Marking Making (listed equity options market making and related hedging)~~

Part Number	Item Number	Question	Answer
			- Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants) - Corporate Equity Products (handling of corporate repurchases) - Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion) - Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures) - Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps) - Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk) - Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley) - Macro Products - (1) FXEM (trading of currency products such as spot FX, FX options, forwards, NDFs and related FX derivatives; emerging markets credit securities and related derivatives); and (2) Interest Rate Products (trading of interest rate products such as US Treasury securities, interest rate derivatives and structured notes) - Credit Products - (1) Credit Corporates (trading of credit corporate products including corporate bonds, CDS, credit indices, corporate loans or other credit derivatives; (2) Municipal Securities (trading of municipal securities and related derivatives); (3) Securitized Products Group (trading of securitized products including ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, and whole loans) - Commodities (trading of commodities including but not limited to oil, metals, power and natural gas)

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			Please note, unless stated otherwise, all disclosures in the following sections will apply to both books within the ATS.